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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2 to

SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Western Plains Energy, L.L.C.
(Name of Issuer)

Western Plains Energy, L.L.C.
(Name of Person(s) Filing Statement)

LLC Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

David J. Babiarz, Esq.
Dufford & Brown, PC
1700 Broadway Suite 2100
Denver, CO 80290
(303) 861-8013
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,995,540.09	$812.18

*
For purposes of calculating the fee only, this amount is based on 7,234 units (the number of Class A and Class B units of the Issuer to be converted into Class C or Class E units in the proposed Reclassification) multiplied by $936.61, the book value per unit of Class A units and Class B units computed as of February 28, 2011.

**
Determined by multiplying $6,995,540.09 by .0001161.
☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$812.18	Filing Party:	Western Plains Energy, L.L.C.
Form or Registration No.:	Schedule 13E-3	Date Filed:	March 28, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

 INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Western Plains Energy, L.L.C., a Kansas limited liability company ("we," "our," or "us"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. We are proposing that our members approve a proposed Fourth Amended and Restated Operating Agreement that will result in a reclassification of some of our Class A units and Class B units into Class C units and newly authorized Class E units. If the transaction is completed, the units of our holders of record who hold at least 14 but fewer than 30 Class A units or Class B units will receive one Class E unit for each Class A unit or Class B unit held by such unit holders immediately prior to the effective time of the reclassification. Our unit holders of record who hold 13 or fewer Class A units or Class B units will receive one Class C unit for each Class A unit or Class B unit held by such unit holders immediately prior to the effective time of the reclassification. The effect of the reclassification will be to reduce the record number of unit holders of our Class A units to less than 300, which will allow us to suspend our reporting obligations.

        This Amendment No. 2 to Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a definitive proxy statement filed by the Company pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of our capital units have been given notice of the special meeting at which they will be asked to approve the proposed Fourth Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

        The information contained in the definitive proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1.    Summary Term Sheet.

(Reg. M-A 1001)

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET", "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING" and "SPECIAL FACTORS—Overview of the Reclassification" is hereby incorporated herein by reference.

ITEM 2.    Subject Company Information.

(Reg. M-A 1002)

  (a)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Background" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Background" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION—Distributions" is hereby incorporated herein by reference.

  (e)
  Not applicable.

  (f)
  The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION—Prior Purchases of Membership Units" is hereby incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

(Reg. M-A 1003(a) through (c))

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—Background" is hereby incorporated herein by reference.

        During the last five years the Company has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

  Board of Managers and Executive Officers of Western Plains Energy, L.L.C.

        Set forth in the table below are the (i) name, (ii) business address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our managers and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, all managers have been employed in the principal occupations noted below for the past five years or more.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Jeff Torluemke 745 Main St. Hoxie, KS 67740	Mr. Torluemke has been a member of our Board of Managers since the Company's inception. He serves as President of the Board. Mr. Torluemke also served as our Chief Executive Officer from January 2006 to January 2007. He has been the executive vice president of the State Bank of Hoxie, located at 745 Main St., Hoxie, KS 67740, since 1993. He has also farmed in the Hoxie, Kansas area since 1976.
Richard Sterrett 441 Main Street Quinter, KS 67752
Mr. Sterrett has been a member of our Board since the Company's inception and has also served as Vice President of the Board since that time. Mr. Sterrett served as our Chief Financial Officer from 2001 until April 2009. He owned Sterrett Chemical Co. for 35 years until his retirement in 2003.
Ben Dickman PO Box 275 Grinnell, KS 67738	Mr. Dickman has been a member of our Board of Managers since the Company's inception. He serves as Secretary of the Board. He has been farming in the Grinnell, Kansas area since 1976.
Gary Johnson PO Box 267 Oakley, KS 67748
Mr. Johnson has been a member of our Board since the Company's inception. He has been co-owner of Mitten Truck Stop, located at the junction of Highway 40 and Interstate 70 in Oakley, Kansas 67748, for the past 39 years, and currently serves on the board of the Kansas Petroleum Marketers Association.

Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years.
Brian Baalman HC1 Box 62 Menlo, KS 67753	Mr. Baalman has been a member of our Board since the Company's inception. He has been farming in Sheridan, Thomas and Gove counties in Kansas since 1974. He also owns a 10,000-head feed yard that he leases to a third party. Mr. Baalman is currently the President of the Kansas Corn Growers Association and is a commissioner on the Kansas Corn Commission. He also serves on the National Corn Growers Ethanol Committee.
David Mann 2334 Road 70 Quinter, KS 67752	Mr. Mann has been a member of our Board since the Company's inception. Mr. Mann has been a farmer and cattle rancher in the Quinter, Kansas area for 32 years.
Ron Blaesi HC 2 Box 86 Sharon Springs, KS 67758	Mr. Blaesi has been a member of our Board since the Company's inception. Mr. Blaesi has been a cash grain farmer since 1971 in the Sharon Springs area of Kansas.
Scott Foote PO Box 65 Hoxie, KS 67740	Mr. Foote was elected to our Board in March 2006 and was appointed our Chief Financial Officer in April 2009. He is the manager of Hoxie Feedyard, located in Hoxie, Kansas.
Jeff Roskam 125 N. Market, Suite 1735 Wichita, KS 67202
Mr. Roskam was elected to our Board in 2007. He currently serves as the chief executive officer of the Kansas Alliance for Biorefining and Bioenergy, a non-profit corporation created to identify barriers to, and implementing solutions for, the growth and expansion of the biomass industry, located at 125 N. Market, Suite 1735, Wichita, Kansas 67202. He also operates Roskam Industries, Inc., a renewable fuels consulting firm and is the majority partner in CAP CO2, LLC, a carbon dioxide market development firm.
Steven McNinch 3022 County Road 18 Oakley, KS 67748
Mr. McNinch was appointed General Manager of our company in February 2006 and was appointed Chief Executive Officer on January 25, 2007. Mr. McNinch serves as a board member for the Kansas Association of Ethanol Producers and Growth Energy, an ethanol industry advocacy group.
Curt Sheldon 3022 County Road 18 Oakley, KS 67748
Mr. Sheldon was appointed Chief Accounting Officer of our company in May 2008. Immediately prior to his appointment as Chief Accounting Officer, Mr. Sheldon served as our controller, a position he has held since 2005, and he continues to assist the Company in that capacity.

        To our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of the Transaction.

(Reg. M-A 1004(a) and (c) through (f))

  (a)
  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Reclassification," "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Purpose and Structure of the

    Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Our Company; Plans or Proposals," "SPECIAL FACTORS—Effects of the Reclassification on Our Unit Holders," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Our Unit Holders" and "DESCRIPTION OF UNITS" is hereby incorporated herein by reference.

  (d)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal and Dissenters' Rights" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

  (f)
  Not applicable.

ITEM 5.    Past Contacts, Transaction, Negotiations and Agreements.

(Reg. M-A 1005(a) through (c) and (e))

  (a)
  The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Certain Relationships and Related Transactions," is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  Not applicable.

  (e)
  Not applicable.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

(Reg. M-A 1006(b) and (c)(1) through (8)

  (b)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Effects of the Reclassification on Our Company; Plans or Proposals after the Reclassification" is hereby incorporated herein by reference.

  (c)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "SPECIAL FACTORS—Effects of the Reclassification on Our Company; Plans or Proposals after the Reclassification," and "SPECIAL FACTORS—Effects of the Reclassification on Our Unit Holders" is hereby incorporated herein by reference.

ITEM 7.    Purposes, Alternatives, Reasons and Effects.

(Reg. M-A 1013)

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" and "SPECIAL FACTORS—Purpose and Structure of the Reclassification" is hereby incorporated herein by reference.
(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Reclassification on Our Company; Plans or Proposals after the Reclassification," "SPECIAL FACTORS—Effects of the Reclassification on Our Unit Holders" and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Reclassification" is hereby incorporated herein by reference.

ITEM 8.    Fairness of the Transaction.

(Reg. M-A 1014)

(a)-(f)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9.    Reports, Opinions, Appraisals and Negotiations.

(Reg. M-A 1015)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" and "OTHER MATTERS—Reports, Opinions, Appraisals and Negotiations" is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  Not applicable.

ITEM 10.    Source and Amounts of Funds or Other Consideration.

(Reg. M-A 1007)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Financing the Reclassification," "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (b)
  Not applicable.

  (c)
  The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.

  (d)
  Not applicable.

ITEM 11.    Interest in Securities of the Subject Company.

(Reg. M-A 1008)

  (a)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Interests of Certain Persons in the Reclassification" and "SECURITY OWNERSHIP OF

    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

  (b)
  The information set forth in the proxy statement under the caption "UNIT PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12.    The Solicitation or Recommendation.

(Reg. M-A 1012(d) and (e))

  (d)
  The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Reclassification," "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Reclassification" is hereby incorporated herein by reference.

  (e)
  The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Reclassification" and "SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13.    Financial Statements.

(Reg. M-A 1010(a) and (b))

  (a)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference. In addition, the following documents are incorporated by reference herein:

  •
  Our Annual Report on Form 10-K for fiscal year ended September 30, 2010, including audited financial information;

  •
  Our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2011, including unaudited financial information.

  (b)
  The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical Financial Data" is hereby incorporated herein by reference.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(Reg. M-A 1009)

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Proposals to be Considered at the Special Meeting," "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15.    Additional Information.

(Reg. M-A 1011(b)

  (b)
  Not applicable.

ITEM 16.    Material to be Filed as Exhibits.

(Reg. M-A 1016(a) through (d), (f) and (g))

  (a)
  Definitive Proxy Statement, together with all appendices and proxy card.*

  (b)
  Not applicable.

  (c)
  Not applicable.

  (d)
  Proposed Fourth Amended and Restated Operating Agreement. **

  (f)
  Not applicable.

  (g)
  Not applicable.

  *
  Incorporated by reference to the Company's Schedule 14A, filed with the SEC on July 22, 2011.

  **
  Incorporated by reference to Appendix B of Exhibit (a).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN PLAINS ENERGY L.L.C.
Date: July 22, 2011	/s/ STEVEN R. MCNINCH Steven R. McNinch Chief Executive Officer (Principal Executive Officer)

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INTRODUCTION
TRANSACTION STATEMENT
  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Purposes, Alternatives, Reasons and Effects.
  ITEM 8. Fairness of the Transaction.
  ITEM 9. Reports, Opinions, Appraisals and Negotiations.
  ITEM 10. Source and Amounts of Funds or Other Consideration.
  ITEM 11. Interest in Securities of the Subject Company.
  ITEM 12. The Solicitation or Recommendation.
  ITEM 13. Financial Statements.
  ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
  ITEM 15. Additional Information.
  ITEM 16. Material to be Filed as Exhibits.
SIGNATURES